SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 12b–25

NOTIFICATION OF LATE FILING

SEC File Number: 033-11795

CUSIP Number: 42234M 101

(Check One)	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-SAR

For Period Ended:	December 31, 2008
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

PART I - REGISTRANT INFORMATION

HEART TRONICS, INC.

(Full name of Registrant)

SIGNALIFE, INC.

(Former Name if Applicable)

4705 Laurel Canyon Blvd., Suite 203

Studio City, California 91607

(Address of Principal Executive Office)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, , or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

We are awaiting additional information and confirmations necessary to update certain material financial disclosures

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Rowland Perkins	(864)	233—2300
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes	☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

			☐ Yes	☒ No

Heart Tronics, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	/s/	/s/ Rowland Perkins
Date: March 31, 2009		Rowland Perkins Chief Executive Officer (Administration)
	/s/	/s/ Willie Gault
Date: March 31, 2009		Willie Gault Chief Executive Officer (Operations)
ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).